FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – DECEMBER 7, 2010

BAYTEX ANNOUNCES 2011 OPERATING PLANS,
INCREASED DIVIDEND LEVEL, ENHANCED CREDIT FACILITIES
AND CONTINGENT RESOURCE ASSESSMENT

CALGARY, ALBERTA (December 7, 2010) - Baytex Energy Trust (“Baytex”) (TSX: BTE.UN; NYSE: BTE) is pleased to announce that its Board of Directors has approved a 2011 capital budget of $325 million for exploration and development (E&D) activities, as compared to $235 million in 2010. This budget is designed to generate an average production rate of 47,000 to 48,000 boe/d in 2011, as compared to our current guidance range of 44,250 to 44,500 boe/d in 2010.

On October 12, 2010, we announced our planned conversion from an income trust to a dividend paying corporation to be named Baytex Energy Corp. pursuant to a Plan of Arrangement.  A special meeting of the unitholders is scheduled for 3:00 p.m. MT on December 9, 2010 to vote on the terms of the Plan of Arrangement. Assuming receipt of all required unitholder, court, stock exchange and other regulatory approvals, we expect that the conversion will be completed on December 31, 2010.

We viewed 2010 as the transition year for our shift from a predominantly income-focused model as a trust to a growth-and-income model in the new corporate era. Our 2011 capital program completes this transition to the growth-and-income model.  Based on the high end of the production guidance ranges for 2010 and 2011, the 2011 plan reflects an organic production growth rate of approximately 8%. Our 2011 production mix is forecast to be approximately 66% heavy oil, 17% light oil and natural gas liquids and 17% natural gas, based on a 6:1 gas-to-oil equivalency.

2011 Operating Plans

Approximately 60% of our 2011 capital program will be directed to our heavy oil operations, with the single largest project being horizontal-well cold development at Seal in the Peace River Oil Sands.  We also plan to complete our first 10-well commercial thermal module at Seal, with start-up scheduled before the end of 2011. During 2011, we plan increased development in our cold drilling program in the Lloydminster area where, for the first time, horizontal wells will constitute the majority of wells drilled. In addition, the 2011 heavy oil program provides for two new steam assisted gravity drainage (SAGD) well pairs at Kerrobert in Saskatchewan. The balance of our capital program will be directed primarily towards light oil development, with the two largest projects being the Bakken/Three Forks in North Dakota and the Viking in southeast Alberta. Other development projects include light oil development in the Viking in southwest Saskatchewan and the Cardium in central Alberta.

Initial Dividend Level

Baytex is also pleased to announce that its Board of Directors has approved a monthly dividend of $0.20 per share, an increase of 11% from the current monthly trust distribution of $0.18 per unit.  This increase will also apply to our final distribution as a trust to be paid in respect of December 2010 operations, which will be payable on January 17, 2011 to unitholders of record on December 31, 2010.

The distribution increase is attributable to the strength of our underlying business and the current oil price environment. Based on our expected production levels for 2011 and the current commodity price strip, a monthly dividend of $0.20 per share would represent a payout ratio of approximately 52% before dividend reinvestment (DRIP) and 39% after DRIP (based on current DRIP participation levels). Under these assumptions, we expect to generate sufficient funds from operations in 2011 to fully fund our E&D capital program and cash dividends after DRIP.

We are pleased to note that, with the distribution to be paid in respect of December 2010 operations, we will have made cash distributions of approximately $1.25 billion since trust inception in September 2003.

Credit Facilities

We have reached agreement with our lending syndicate to increase the amount of our revolving credit facilities to $625 million (from $550 million). With this increase, our currently available credit lines are approximately $250 million, which provides significant financial flexibility and ample capacity to execute our business plan.

Contingent Resource Assessment

We commissioned Sproule Associates Limited (“Sproule”), our independent reserve evaluator, to conduct an assessment of contingent resource on three of our oil resource plays: the Bluesky in the Seal area of Alberta, the Bakken/Three Forks in North Dakota, and the Viking in southeast Alberta and southwest Saskatchewan.  Contingent resource represents the quantity of petroleum estimated to be potentially recoverable from known accumulations using established technology or technology under development, but which do not currently qualify as reserves or commercially recoverable due to one or more contingencies.  Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets.

For the total of these three plays, Sproule's estimate of contingent resource ranges from 551 million barrels of oil and bitumen in the “low case” (C1) to 1.08 billion barrels of oil and bitumen in the “high case” (C3), with a “best estimate” (C2) of 713 million barrels of oil and bitumen.  Contingent resources are in addition to currently booked reserves. The table below summarizes Sproule’s estimates of working interest reserves and contingent resource for the three plays by geographic area.

	Proved plus Probable Reserves As at Dec. 31, 2009(2)	Contingent Resources(3) As at November 30, 2010
(millions of barrels of oil and bitumen)(1)		Low(4)	Best(5)	High(6)

Bluesky – Seal, Alberta	54.7	503.8	603.4	873.5
Bakken/Three Forks – North Dakota, USA	11.5	34.1	85.4	159.3
Viking – Redwater, Alberta	2.2	5.2	11.1	20.9
Viking – Dodsland/Kerrobert, Saskatchewan	0.1	7.4	12.8	21.5
Total	68.5	550.5	712.6	1,075.3

Notes:

(1)
Under National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities" of the Canadian Securities Administrators ("NI 51-101"), naturally occurring hydrocarbons with a viscosity greater than 10,000 centipoise are classed as bitumen.  The majority of the contingent resource at Seal that will be recovered by thermal processes has a viscosity greater than this value; therefore, this component of the contingent resource is classified as bitumen under NI 51-101.

(2)
Proved plus probable reserve volumes are based on the report prepared by Sproule dated March 19, 2010 entitled "Evaluation of the P&NG Reserves of Baytex Energy Trust and Baytex Energy USA Ltd. (As of December 31, 2009)", which was prepared in accordance with NI 51-101.

(3)
Sproule prepared the estimates of contingent resource shown for each property using deterministic principles and methods.  Probabilistic aggregation of the low and high property estimates shown in the table might produce different total volumes than the arithmetic sums shown in the table.

(4)
Low estimate (C1) is considered to be a conservative estimate of the quantity of resources that will actually be recovered. It is likely that the actual remaining quantities recovered will exceed the low estimate. Those resources at the low end of the estimate range have the highest degree of certainty - a 90% confidence level - that the actual quantities recovered will be equal or exceed the estimate.

(5)
Best estimate (C2) is considered to be the best estimate of the quantity of resources that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate.  Those resources that fall within the best estimate have a 50% confidence level that the actual quantities recovered will be equal or exceed the estimate.

(6)
High estimate (C3) is considered to be an optimistic estimate of the quantity of resources that will actually be recovered. It is unlikely that the actual remaining quantities of resources recovered will meet or exceed the high estimate. Those resources at the high end of the estimate range have a lower degree of certainty - a 10% confidence level - that the actual quantities recovered will equal or exceed the estimate.

We did not commission Sproule to evaluate the contingent resources of our other oil resource plays, including the Viking and Cardium in central Alberta and the Slave Point in northern Alberta, or of our conventional oil and gas properties.

Baytex’s trust units are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

All dollar amounts in this press release are Canadian dollars unless otherwise identified.

Advisory Regarding Oil and Gas Information

This news release contains estimates of "contingent resources". "Contingent resources" are not, and should not be confused with, oil and gas reserves. "Contingent resources" are defined in the Canadian Oil and Gas Evaluation Handbook as "those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets. It is also appropriate to classify as contingent resources the estimated discovered recoverable quantities associated with a project in the early evaluation stage." There is no certainty that it will be commercially viable to produce any portion of the contingent resources or that Baytex will produce any portion of the volumes currently classified as contingent resources. A "best estimate" of contingent resources means that it is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate, and if probabilistic methods are used, there should be at least a 50% probability that the quantities actually recovered will equal or exceed the best estimate.

The recovery and resource estimates provided herein are estimates only. Actual contingent resources (and any volumes that may be reclassified as reserves) and future production from such contingent resources may be greater than or less than the estimates provided herein.

Baytex has adopted the standard of 6 Mcf:1 BOE when converting natural gas to BOEs. BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 BOE is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's unitholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this document are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements").  In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance.  The forward-looking statements contained in this document speak only as of the date of this document and are expressly qualified by this cautionary statement.

Specifically, this document contains forward-looking statements relating to:  our exploration and development capital expenditures for 2011; our average production rate for 2010 and 2011; our conversion to a corporation (and the timing thereof); our production growth rate for 2011; our production mix for 2011; the allocation of our exploration and development capital expenditures for 2011; development plans for our properties; our heavy oil resource play at Seal, including the timing of completing a 10-well commercial thermal module; the outlook for oil and natural gas prices; our payout ratio for 2011; our ability to fund cash dividends and our capital program from internally-generated funds from operations; our liquidity and financial capacity; and contingent resource estimates and the assumptions relating thereto.  Cash distributions on our trust units are paid at the discretion at the Board of Directors of Baytex Energy Ltd. and can fluctuate.  Cash dividends on the shares of Baytex Energy Corp. will be paid at the discretion at the Board of Directors of Baytex Energy Corp. and can fluctuate.  The level of future cash distributions/dividends will depend on the amount of funds from operations generated by our operations and our prevailing financial circumstances at the time.  In addition, information and statements relating to reserves are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that the reserves can be profitably produced in the future.

These forward-looking statements are based on certain key assumptions regarding, among other things: the receipt of all necessary unitholder, court, stock exchange and other third party approvals; petroleum and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; the availability and cost of labour and other industry services; the amount of future cash distributions that we intend to pay; interest and foreign exchange rates; and the continuance of existing and, in certain circumstances, proposed tax and royalty regimes. The reader is cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: failure to receive all necessary unitholder, court, stock exchange and other third party approvals; fluctuations in market prices for petroleum and natural gas; fluctuations in foreign exchange or interest rates; general economic, market and business conditions; stock market volatility and market valuations; changes in income tax laws; industry capacity; geological, technical, drilling and processing problems and other difficulties in producing petroleum and natural gas reserves; uncertainties associated with estimating petroleum and natural gas reserves; liabilities inherent in oil and natural gas operations; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; risks associated with oil and gas operations; changes in royalty rates and incentive programs relating to the oil and gas industry; changes in environmental and other regulations; incorrect assessments of the value of acquisitions; and other factors, many of which are beyond the control of Baytex. These risk factors are discussed in Baytex's Annual Information Form, Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2009, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

For further information, please contact:

Baytex Energy Trust

Anthony Marino, President and Chief Executive Officer                                                                                 Telephone: (587) 952-3100
Derek Aylesworth, Chief Financial Officer                                                                                                         Telephone: (587) 952-3120
Brian Ector, Director of Investor Relations                                                                                                         Telephone: (587) 952-3237

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca